Exhibit 99.4

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Keegan Resources Corp.
1204 - 700 West Pender Street
Vancouver, B.C., V6C 1G8

Item 2 Date of Material Change
September 6, 2007
Item 3 News Release
The news release dated September 6, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change
Please refer to attached news release.
Item 5 Full Description of Material Change

5.1 Full Description of Material Change
Please refer to attached news release.
5.2 Disclosure for Restructuring Transactions
N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7 Omitted Information
N/A
Item 8 Executive Officer
Dan McCoy, Ph.D., President & CEO

Item 9 Date of Report
September 6, 2007

PRESS RELEASE
TSX-V: KGN

KEEGAN DRILLS 36 M OF 2.5 G/T, 44 M OF 2.18 G/T, AND 16 M OF 3.63 G/T GOLD
IN LARGE STEP-OUT HOLES AT ESAASE

September 6, 2007: Keegan is pleased to release the results of 9 new-step out drill holes and three depth extensions of existing holes from its resource definition drill program at the Esaase Gold Property. The drilling was successful at adding potential resource both at depth and down dip on section 10160 (e.g. 36 m @ 2.35 g/t in hole 136) as well as revealing higher grade in a large step-out to the south where hole 138 intersected 44 m of 2.18 g/t Au, 19 m of 2.52 g/t Au, and 16 m of 3.63 g/t Au. The discovery of the continuity of shallowly dipping mineralization in the north (section 10160) adds potential for more resource as this zone may be continuous with down dip extensions recently discovered on section 9840, 320 meters to the south where Keegan is currently drilling. Drill holes, 137, 138, 140, and 141 are the first 80 meter spaced RC holes to the far south of the Main Zone and extend the potential for continuous resource over 2 km as well as identifying a potential higher grade area as revealed by the intercepts in hole 138 (please see www.keeganresources.com for updated maps and section).

Table 1. Gold Intercepts from Keegan's Main Zone Resource Definition Drilling
Drill Hole	From	To	Width (m)	Grade (g/t)
KERC039	129	162	33	0.65
KERC039	176	195	29	0.84
KERC040	126	145	19	1.4
KERC042	122	147	25	1.2
KEDD126	122	127	5	0.56
KEDD126	188	219	31	0.8
KEDD127	139	150	11	0.64
KEDD127	163	168	5	0.78
KEDD127	179	186	7	0.53
KEDD128	301	309	8	0.57
KEDD128	333	349	16	1.14
KERC135	30	69	39	0.51
KERC135	107	154	47	0.7
KERC135	170	200	30	1.27
KERC136	118	135	17	0.85
KERC136	174	192	18	0.62
KERC136	226	262	36	2.35
including	228	230	2	14.9
KERC137	163	183	20	1.38
KERC138	87	131	44	2.18
including	93	94	1	10.20
and	113	115	2	30.15
KERC138	145	164	19	2.52
including	146	147	1	37.60
KERC138	171	187	16	3.63
including	171	172	1	33.00
KERC140	68	91	33	0.97
including	79	80	1	11.9
KERC141	84	109	25	0.66
KERC141	171	181	10	0.84

Dan McCoy, President and CEO of Keegan states: "These are very good results for the Esaase project, as they significantly increased both the size and the potential overall gold grade of the resource at the Main Zone. Combined with the amenable geometry, favorable topographic expression and initial positive metallurgy, Keegan is getting closer to its goal of identifying a large, open pit resource. Moreover, mineralization continues to remain open in several directions."

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant RSG Global, Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. Core portions of the drill holes consist exclusively of HQ core. They are logged and sawn on site with half samples sent to the lab. All samples are using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana or SGS Labs in Tarkwa, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Intercepts were calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au. All internal intercepts above 10 g/t Au are reported within the intercept. Intercepts of less than 5 meters or less than 0.5 g/t Au were not reported.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company owns the right to earn 90% of its flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful board members and advisors, Keegan efficiently executes its project development plans and is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.
President & CEO

For more information please visit the company website at http://www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com

Esaase Main Zone grade thickness contour and thematic map

Grade Thickness Thematic Map
Units are gram per ton times meter
50 to 300 (63)
25 to 50 (26)
10 to 25 (12)
1 to 10 (8)
1 to 1 (9)
Grade thickness contour legend
Units are same as thematic map
composite rules: > 0.5 g/t Au > 5 meter wide 0.2 g/t cutoff maximum 5 m internal dilution w/ < 0.2 g/t start and finish
100% 200
83.7213% 100
46.5087% 50
21.9867% 25
3.39858% 10
0% 1
0% 1.02
sect. 10,400
sect. 10,320
sect. 10,240
sect. 10,160
sect. 10,080
sect. 10,040
sect. 10,000
sect. 9,960
sect. 9,920
Sect 9,840
sect. 9,760
sect. 9,680
sect. 9,600
sect. 9,520
sect. 9,440
sect. 9,360
N
0
125
250
meters

Section 10160 from Main Zone at Keegan's Esaase deposit (see plan map for location)

Cumulative grade thickness
Units are gram per ton times meter
50 to 300 (67)
25 to 50 (32)
10 to 25 (15)
1 to 10 (7)
1 to 1 (9)
Holes from 09/06/07 News Release are labeled
Cumulative grade thickness contour map
(units same as thematic map)
100% 200
0% 1
0% 1.01
KERC042
KERC040
KERC039
KERC135
KERC136
sect. 10,400
sect. 10,320
sect. 10,240
sect. 10,160 (see accompanying section)
sect. 10,080
sect. 10,040
sect. 10,000
sect. 9,960
sect. 9,920
Sect 9,840
sect. 9,760
sect. 9,680
sect. 9,600
sect. 9,520
sect. 9,440
sect. 9,360
KEDD128
KEDD127
KEDD126
2 km long strike length
Fence 9,280
Fence 9,200
Fence 9,080
Fence 9,000
Fence 8,920
Fence 8,760
KERC141
KERC137
KERC139
KERC138
KEDD0015
KERC140
KEDD0016
N
0
250
500
meters